

13001056



PE 1/8/2013

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 18 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Lawrence D. Levin
Katten Muchin Rosenman LLP
lawrence.levin@kattenlaw.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/18/13

Re: Career Education Corporation
Incoming letter dated January 8, 2013

Dear Mr. Levin:

This is in response to your letters dated January 8, 2013 and February 19, 2013 concerning the shareholder proposal submitted to CEC by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated February 8, 2013 and February 25, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Shauna-Kay Gooden
City of New York
Office of the Comptroller
sgooden@comptroller.nyc.gov

March 18, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Career Education Corporation
Incoming letter dated January 8, 2013

The proposal requests that the board of directors report on the expected ability of students at company-owned institutions to repay their student loans and provide information specified in the proposal.

We are unable to concur in your view that CEC may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that CEC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CEC may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that CEC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to conclude that CEC has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(7) as a matter relating to the company's ordinary business operations. Accordingly, we do not believe that CEC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

GENERAL COUNSEL'S OFFICE

Shauna-Kay M. Gooden
Assistant General Counsel

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2043
FAX: (212) 815-8621
SGOODEN@COMPTROLLER.NYC.GOV

February 25, 2013

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Career Education Corporation
Shareholder Proposal of the New York City Pension Funds

Ladies and Gentlemen:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 19, 2013 letter (the "Company Reply Letter") submitted by outside counsel for Career Education Corporation (the "Company"), in further support of the Company's January 8, 2013 request for no-action advice with respect to the Funds' shareholder proposal (the "Proposal"), which asks for a report about graduates' loan repayment rates and their earnings prospects relative to their debt. In its Reply Letter, the Company seeks to counter the Funds' detailed factual showing, in the Funds' February 11, 2013 letter to the Staff, that the Company has sufficient data to produce the requested report, and so it is not beyond the Company's power to implement under Rule 14a-8(i)(6). As shown below, the Company's new arguments go only to how precise the report can be, not to its ability to create a report that complies with the Proposal.

The Company no longer denies that it can indeed create the first part of the report, as to its graduates' loan repayment rates, which the Funds explained the Company can do by using its access to detailed information on students' loan balances and payments in the National Student Loan Data System ("NSLDS"), www.nslds.ed.gov/nslds_SA/. The Company does now attempt to raise doubts about how well it can create the second part of the report, as to graduates' debt-to-income ratios. The Company begins with an unsupported claim that "the data actually available through NSLDS does not provide this [debt service] information for a substantial proportion of the Company's graduates" (Company Reply Letter at p. 2). Even if that broad claim is accurate, the Company does not deny that it has the necessary information to report on the debt service of a majority of its graduates. It need only include a caveat in its report that the database used does not cover some percent of its graduates.

The Company next complains (*Id.*) that the database may include debts from multiple schools, programs or degrees. This factor may actually improve the usefulness of the data, by better reflecting all of the career training debt that the graduate had to incur before seeking employment in her chosen field.

This point, too, can be clarified by the Company through a short note in the requested methodology section (part 3) of the report.

The Company then argues that as to the income side of the debt-to-income ratio, the figures for average incomes in different professions available from the U.S. Bureau of Labor Statistics ("BLS") do not reflect all nuances of prior work experience and other degrees and qualifications (Company Letter at p.3). Once again, that is a point to be mentioned briefly in the report's methodology section. Moreover, while asserting that the more detailed earnings data available from the National Association of Colleges and Employers ("NACE") is limited by the NACE data's partial reliance on BLS data (*Id.*), the Company fails to mention that by using sources in addition to BLS, NACE does indeed break down average earnings data by degree. Thus, with appropriate short notes in the methodology section of its report, the Company can use the databases that the Funds have described to create a fully compliant report.

The Company does make one final effort to deny its ability to create the report by citing to a DOE web application and *New York Times* story to show that school-by-school breakdowns of graduates' earnings are not yet available (Company Letter at pp. 3-4). The point, however, is wholly irrelevant: the Company can fully comply with the Proposal, and report on graduates' debt-to-income ratios, by using the average national figures for their respective professions. The Proposal does not require anything more.

In short, the Company Reply Letter leaves intact the Funds' showing that because adequate data to prepare a compliant report is readily available, even if it has imperfections that the Company can then mention in the methodology section, there is no basis for no-action advice under Rule 14a-8(i)(6).

We note that the Company Reply Letter also reiterates its prior arguments under Rule 14a-8(i)(3) as to purportedly vague terms in the Proposal. As there is no new matter in those arguments, the Funds rely on their prior response to those arguments.

For the reasons set forth above, the Funds again respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Shauna-Kay Gooden

Cc: Lawrence D. Levin, Esq.
Katten Muchin Rosenman LLP
525 W. Monroe Street,
Chicago, IL 60661-3693
Lawrence.levin@kattenlaw.com

Katten
KattenMuchinRosenman LLP

525 W. Monroe Street
Chicago, IL 60661-3693
312.902.5200 tel
312.902.1061 fax

LAWRENCE D. LEVIN
lawrence.levin@kattenlaw.com
312.902.5654 direct
312.577.8641 fax

February 19, 2013

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Career Education Corporation – 2013 Annual Meeting Shareholder Proposal Submitted by the Comptroller of the City of New York

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Career Education Corporation (the "Company"), to supplement the Company's original letter to you, dated January 8, 2013 (the "Original Letter"), regarding the Company's intention to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Comptroller of the City of New York (the "Proponent").

We have received a copy of a letter from the Proponent to the Office of the Chief Counsel, dated February 8, 2013 (the "Proponent Response"). The purpose of this letter is to respond to certain points in the Proponent Response. This letter should be read in conjunction with the Original Letter and the Proposal.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter is being delivered by e-mail to shareholderproposals@sec.gov and the undersigned has included his name and telephone number both in this letter and in the cover email accompanying this letter. Pursuant to Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

The Company currently intends to file its definitive 2013 Proxy Materials with the Commission on or about April 1, 2013.

ACCESS TO DATA

As noted in the Original Letter, Rule 14a-8(i)(6) permits a company to exclude a proposal "[i]f the company would lack the power or authority to implement the proposal," such as where a proposal cannot be implemented because it requires action by a third party over which a company has no control. The Staff has frequently concurred that a proposal is excludable under Rule 14a-8(i)(6) when implementation of the proposal depends on the actions of other entities. Despite the strident language in the Proponent Response regarding the ease with which the Company could allegedly access the information required to make the calculations requested in the Proposal, the Company believes that there are serious and complex issues associated with the requested calculations and the information sources suggested by the Proponent that are not fully appreciated by the Proponent.

The Proponent states that the Company has all the information it needs to calculate the debt-to-income ratio requested in the Proposal, claiming that "[a]t the time of graduation, the Company can determine from the National Student Loan Data System ("NSLDS") both the total amount of debt the graduate owes, and the projected annual debt service payment." However, although the NSLDS purports to provide data regarding the amortization periods, loan repayment term and payment amounts of graduates' loans that would allow the Company to determine a graduate's projected annual debt service payment, the data actually available through NSLDS does not provide this information for a substantial portion of the Company's graduates. Without this information, the Company cannot project an annual debt service payment applicable to its graduates. As a result, the Company is unable to calculate the debt-to-income ratio requested by the Proponent.

Moreover, among students who consolidate their student loans, it can be difficult (if not impossible) for the Company to distinguish between (1) debts associated with a student's current enrollment at one of the Company's institutions or in a particular program and (2) debts associated with prior or concurrent enrollment at a different institution or program. This problem is compounded by students who remain enrolled at a single institution in order to complete a higher level or advanced degree, in which case all of the debts accumulated at such single institution would, under earlier Department of Education ("DOE") guidance, be attributed to the highest level degree program. This will artificially inflate the perceived debt-to-income ratio for a student who attends the same institution for an associate's, bachelor's and master's degree as opposed to a student who attends three different schools to earn those sequential degrees. The complexities of the student loan system and the inability of the DOE's prior definitions to account for contemporary enrollment patterns and loan consolidation opportunities introduce significant errors into any calculations the Company could make.

The Proponent has requested that the Company's report include a debt-to-income ratio for a "typical graduate" of a Company institution. Such a report would require information regarding the earnings of a "typical graduate." The Proponent's claim that the Company has ready access to this earnings information is also without support. The Proponent does not dispute the Company's assertion that it does not possess actual earnings information for its students, and does not dispute that the Company does not have access to the earnings data supplied by the Social Security Administration. Instead, the Proponent suggests that the Company use the Bureau of Labor Statistics ("BLS") data while acknowledging the limitations of such data. For example, the Proponent claims that "the BLS provides nationwide data, as to the average annual earnings for a wide range of professions, which matches up closely to the programs offered by the Company." Since the BLS data only provides percentile data, without giving effect to the fact that graduates of the Company's schools enter these professions with a vast variety of work experiences, degrees from other institutions and other qualifications, the incomes produced using BLS data would not provide a debt-to-income ratio that would accurately reflect the situation of the Company's graduates. The Proponent also mentions earnings data provided by the National Association of Colleges and Employers, which it suggests could also be used to calculate a debt-to-income ratio. However, as the Proponent mentions, such data is derived (in part) from BLS data, and is therefore subject to the same limitations described above. Despite what the Proponent claims, in order to provide an accurate debt-to-income ratio representing the Company's actual graduates, the Company would necessarily require access to student earnings information that it does not maintain.

The Company's statements with respect to the information it needs to calculate an accurate and useful debt-to-income ratio are further supported by the "College Scorecard" web application recently released by the College Affordability and Transparency Center of the DOE, which is available at http://www.whitehouse.gov/issues/education/higher-education/college-score-card. When reviewing the "Employment" section of the scorecard for an educational institution, which is to describe what type of jobs students have and the typical earnings they enjoy when they graduate from that institution, the scorecard provides no information and merely states that "[t]he Department of Education is working to provide information about the average earnings of former undergraduate students." If the DOE believed that the BLS data was "fully adequate," as alleged in the Proponent Response, one might think that they would provide such data in connection with the scorecard. A February 14, 2013 *New York Times* article on the scorecard described the issue as follows: "[o]ne highly anticipated element of the scorecard would show how the recent graduates of each school fare in the job market and how much money they are making . . . [b]ut that tool does not exist yet – the scorecard simply says the Department of Education is working on it – and experts say it would probably require a change in federal law to put it into effect. The

2008 Higher Education Opportunity Act prohibits the government from keeping the kind of information that would be needed: tracking millions of people's educational backgrounds." http://www.nytimes.com/2013/02/14/education/obamas-college-scorecard-needs-works-experts-say.html?_r=4&. If the DOE cannot provide accurate and meaningful data regarding the earnings of former undergraduate students, how can the Company be expected to do so?

The Proponent then points out that the Company is an adherent to the Standards of Responsible Conduct and Transparency (the "Standards") promulgated by the Foundation for Educational Success, and that "[a]s an adherent to the Standards, the Company attests that any representation of compensation for a specific career after graduation must be supported by written or electronic disclosures based upon (1) actual data; (2) data required or permitted by federal or state laws or accreditation standards; or (3) Bureau of Labor Statistics Data . . . [t]hus, whether from its own data or from the BLS statistics, the Company has access to the average income data its [sic] needs to calculate the requested ratio at time of graduation." While the Proponent may accurately describe the Standards, due to the difficulty of obtaining accurate data regarding the earnings of former students, the Company purposely does not at this time make any representations of compensation for a specific career after graduation. Accordingly, despite the insinuation of the Proponent, the Company does not track earnings information independently and has no obligation to do so pursuant to the Standards.

VAGUENESS

As noted in the Original Letter, the Staff has indicated that a proposal is misleading, and therefore excludible under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." For example, on numerous occasions, the Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) if a material provision of the proposal is drafted such that it is subject to multiple interpretations.

The Proponent itself has provided us with the best example of why the Proposal is "subject to multiple interpretations" by suggesting that the "ordinary meaning" of the "term 'actively being repaid' refers to loans that students' [sic] are repaying either the principal or interest." In stark contrast to the definition posited by Proponent, the DOE regulations that the Proponent suggests the Company use whenever possible offer a significantly different definition of "actively being repaid." Pursuant to the DOE regulations, apart from certain qualifying payments pursuant to specified repayment plans or consolidation loans, a loan is only actively being repaid when payments are made that reduce the *principal* of such loan. The distinction between "principal or interest" or "principal only" is significant since students, in certain circumstances and under various repayment options, may only be making payments on interest for an extended period of time. This simple change in the definition of "actively being repaid" would result in the Company presenting a significantly different loan repayment rate. If a sophisticated shareholder like the Proponent who is focused on student lending views the ordinary meaning of this phrase in a way that is significantly different from the meaning used by the DOE, surely other shareholders will be confused and unable to determine with reasonable certainty what the Proponent is proposing.

Further, despite the Proponent's assertions to the contrary, many of other the key terms contained in the Proposal are not "commonly understood" and do not have an "ordinary meaning" that is "clear and easy to understand." Taking the term "typical graduate" as an example, the Proponent states that the term "maintains its ordinary meaning – a student who graduated from a Company-owned institution upon completing the respective degree program." This term is used in the Proposal in the context of the request that the Company disclose a "debt- to-income ratio showing the ratio of annual payments on student loans from all available sources to annual earnings for a typical graduate." Students at Company institutions come to those institutions with a variety of different work experiences, family situations and future goals, and spend varying amounts of time at those institutions. How is a shareholder or the Company to determine which of its graduates is "typical" based on the diversity of its student body? Is a "typical graduate" a forty-year-old mother of four who has always been a stay-at-home mother, never graduated college, has no culinary training and who attends one of the Company's culinary schools part-time over an extended period in hopes of gaining part-time employment after graduation? Is a "typical graduate" instead a twenty-three-year-old college graduate who attends the same culinary school full-time in the hopes of starting a full-time career in the restaurant industry as a future head chef? Or is a "typical graduate" a thirty-five-year-old who has worked in the restaurant industry for fifteen years, who attends the same culinary school to learn new techniques to bring back to their job? Clearly the expected annual earnings for these "typical graduates" would vary greatly, and these are but a few examples of the potential variations among the Company's graduates.

The Proponent then points to "gainful employment in a recognized occupation" and states that it "can have no other construction but – salaried employment in an area related to the graduates' degree program." The Proponent also focuses on the fact that the term "gainful employment" is a key term in the relevant federal education statute, but fails to mention that the "gainful employment" regulations proposed by DOE and invalidated by the United States District Court for the District of Columbia were, in fact, an extensive and involved effort to help define exactly what is meant in the statute by "gainful employment." Clearly the DOE did not feel as strongly as the Proponent regarding the clear and obvious meaning of the term, or it likely would not have felt the need for extensive rulemaking regarding exactly what it should mean in the context of the statute.

For instance, what level of salary would be sufficient to determine that a graduate was "gainfully employed?" Why would a student earning a high hourly wage not qualify as "gainfully employed" (pursuant to the Proponent's proposed definition) but a student earning a low salary would qualify? Does the definition of "gainfully employed" vary by career field? Even the BLS has been careful to caution that average earnings for college graduates are highly variable based upon the graduate's field of study and line of employment. For example, the BLS points out that a person with a master's degree in social work is unlikely to earn anywhere near the amount of a non-degree holding electrician or bachelor's level engineer, yet someone who seeks employment in the area of social work may be required to hold an advanced degree simply to compete for the lowest-paying entry level positions. Also, it is significant that for students attending most institutions, the cost of attending college is rarely related directly to their field of study. At most institutions, a student majoring in English or social work pays the same tuition as someone majoring in engineering or business -- at least at the undergraduate level -- and yet the anticipated earnings for each of those fields are markedly different.

Beyond that, is there a difference between a student who chooses to work part-time, perhaps in the interest of raising children or caring for elderly parents, or simply because a spouse's income provides a level of flexibility regarding a second household income, versus one that seeks full-time employment but cannot find it? It is simple for the Proponent to offer a proposed definition of "typical graduate" and state that the relevant term can have no other meaning, but the reality is not as clear-cut.

An additional example of the confusion resulting from the ambiguous nature of certain key terms contained in the Proposal can be found when the Proponent attempts to explain how it conceptualizes the "loan repayment rate" requested by the Proposal. In the Proponent Response, the Proponent describes a loan repayment rate to be obtained "by dividing the balance of graduates' student loans repaid by the outstanding balance of the graduates' student loans." The Company fails to see how this would result in a calculation of the percentage of graduates' and non-completers' original federal student loan balances actively being repaid, as required by the Proposal. For example, take a sample student with an original federal loan balance of $50,000 who has repaid $25,000 of his federal loans. The Proponent's proposed loan repayment rate calculation would have the Company divide the balance of such graduate's student loans repaid to date ($25,000) by the outstanding balance of the graduate's student loans (also $25,000), resulting in an inaccurate and misleading loan repayment rate of 100% for a student who still owes $25,000. As mentioned above, if the Proponent, a sophisticated shareholder focused on the education industry, is unable to properly and logically conceptualize the calculations requested by the Proposal, how are the Company's other shareholders expected to evaluate what they are being asked to approve?

As evidenced by the fact that, in numerous cases, the Proponent's concept of certain key terms differs significantly from the Company's and others' understanding of such terms, significant ambiguity exists in the Proposal and the Company believes that, as set forth in *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.".

CONCLUSION

For the reasons set forth in this letter and the Original Letter, the Company continues to believe that the Proposal is excludable under Rule 14a-8 and we respectfully request that the Staff concur that it will not recommend enforcement action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 902-5654 or via email at lawrence.levin@kattenlaw.com or Jeffrey D. Ayers, the Company's Senior Vice President, General Counsel and Corporate Secretary, at (847) 585-2020 or via email at JAyers@careered.com.

Sincerely,



Lawrence D. Levin

cc: Michael Garland
Jeffrey D. Ayers, Senior Vice President, General Counsel and Corporate Secretary, Career Education Corporation



Shauna-Kay M. Gooden
Assistant General Counsel

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

GENERAL COUNSEL'S OFFICE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2043
FAX: (212) 815-8621
SGOODEN@COMPTROLLER.NYC.GOV

February 8, 2013

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Career Education Corporation
Shareholder Proposal of the New York City Pension Funds

Ladies and Gentlemen:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 8, 2013 letter (the "Company Letter") submitted by Katten Muchin Rosenman, outside counsel for Career Education Corporation (the "Company"). The Company Letter notifies the Staff of the Division of Corporation Finance (the "Staff") of the Company's intention to omit the above-referenced shareholder proposal (the "Proposal") from the Company's 2013 proxy materials, and seeks assurance that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from the proxy materials.

The Proposal, which arises from the intense governmental and public interest in the plight of graduates of for-profit educational institutions, asks for a report on graduates' loan repayment rates and their earnings prospects relative to their debt. In its Letter, the Company seeks to rely on three grounds for omitting the Proposal: first, the Proposal calls for a report that is beyond the Company's power to implement (Rule 14a-8(i)(6)); second, the Proposal is vague and indefinite (Rule 14a-8(i)(3)); and third, the Proposal relates to the Company's ordinary business operations (Rule 14a-8(i)(7)). As the Proposal can be readily implemented, is clear on its face, relates only to graduates and not to the Company, and also relates to a significant social policy issue, the Company has failed to satisfy its burden as to each of those grounds. The Funds respectfully request that the Staff deny the Company's request for no-action advice.

I. The Proposal

The Proposal seeks to promote sustainable value creation by requesting that the Company report annually to shareholders on the expected ability of graduates of Company-owned institutions to repay their student loans. The "Resolved" clause of the Proposal states:

> **Resolved:** Shareholders request that the Board of Directors annually report to shareholders on the expected ability of students at Company-owned institutions to repay their student loans. At minimum, the report should include the following for each educational program leading to a degree or to gainful employment in a recognized occupation:
>
> 1. A loan repayment rate showing the percentage of graduates' and non-completers' original federal student loan balances actively being repaid.
> 2. A debt-to-income ratio showing the ratio of annual payments on student loans from all available sources to annual earnings for a typical graduate based on actual loan balances and earnings data to the extent feasible.
> 3. A description of the data sources, definitions (e.g. cohorts and cohort periods) and methodologies used to calculate the quantitative indicators.
>
> The Board may include only loans incurred to attend Company-owned institutions, and may exclude programs with too few students to generate reliable indicators. The report should omit confidential information and be prepared at reasonable cost by December 31, 2013.

II. Discussion

As shown below, Career Education has not carried its burden under Rules 14a-8(i)(3), (i)(6) or (i)(7), and so should not be permitted to omit the Funds' Proposal.

A. The Proposal is Within the Company's Ability to Implement under Rule 14a-8(i)(6).

The Proposal calls for Career Education to report on its graduates' loan repayment rates and debt-to-income ratios. The Company argues that the proposal should be excluded under Rule 14a-8(i)(6) because it lacks the information needed to prepare the report that the Proposal calls for . However, as more fully set forth below, the Company can readily obtain all the information needed to report on the rates and ratios that the Proposal requests.

1. The Company Has Access To Students' Loan Repayment Rates

The Proposal requests that the Company report on its graduates' loan repayment rate. The Company asserts it cannot create such a report because "it is neither the lender nor the servicer of the student loans, [and] it does not have sufficient student account data necessary to determine whether the student is repaying principal and/or interest on a third party loan." Company Letter at p. 4) In fact, unimpeachable government and other public sources make clear that the

Company has ready access to all information needed to calculate graduates' loan repayment rate.

To calculate an average loan repayment rate, the Company first needs, for its graduates in a particular educational program: (1) the outstanding balance of each graduate's loans and (2) the balance of each graduate's loans repaid. The individual loan repayment rate can then be calculated by dividing the balance of graduates' student loans repaid by the outstanding balance of the graduates' student loans. The final reportable figure average loan repayment rate is just the average rate for all graduates in that program. To obtain all of that information, the Company has access to the National Student Loan Data System ("NSLDS"), which contains very detailed information on students' outstanding balance and loans repaid - all the information required to calculate the loan repayment rate. NSLDS is the U.S. Department of Education's central database for student aid. It provides a centralized and integrated view of Title IV loans and grants. National Student Loan Database System, at www.nslds.ed.gov/nslds_SA/. The Frequently Asked Questions (FAQs) for the NSLDS explain what information about student loans is collected in the database. The FAQs, under the heading "NSLDS Privacy Impact Assessment," explain that NSLDS collects extensive information on:

> borrowers' loans covering the entire life cycle of a loan from origination through final payment, cancellation, discharge or other final disposition including details regarding each loan received by a student such as information on loan amounts, educational status, disbursements, balances, loan status, collections, claims, deferments, refunds and cancellations.

NSLDS FAQs, www.nslds.ed.gov/nslds_SA/SaFaqDetail.do?faqpage=faq7#faq7.head

The FAQs further explain that the information is collected to assist educational institutions, and that those institutions that need information to calculate students' future aid eligibility or to resolve questions about students' loans or grants will have access to NSLDS. www.nslds.ed.gov/nslds_SA/SaFaqDetail.do?faqpage=faq4#faq4.ques.3

The Company, as an educational institution, thus has full access to NSLDS and can readily access the information required to calculate loan repayment rate for most of its graduates. The Company attempts to downplay, although it admits, that "the Company can access some databases that would provide some information concerning these loans." (Company Letter at p. 4). However, as explained above, NSLDS does not merely contain "some information," it contains precisely the information that the Company needs to calculate the loan repayment rate that the Proposal requests that the Company report.

Consequently, the Company's assertion that it does not have sufficient graduate account data, to report on the repayment rate, because it is "neither the lender nor servicer of the student loans," is wholly incorrect and the first prong of its 14a-8(i)(6) argument must fail.

2. The Company has Access to Graduates' Debt-to-Income Ratio

The Company is also fully able to satisfy the second part of the Proposal: that it report its graduates' debt-to-income ratio by examining: (a) annual student loan repayments and (b) annual earnings for a typical graduate. To satisfy this request, the Company need only, as of the time of its students' graduations, use the data it already has as to the graduates' projected debt repayments, divide the debt by the graduates' projected earnings for a particular educational program, and then provide the resulting average debt/income ratios by program. The Company claims incorrectly that it is unable to create the requested report because it would "require access to student earning information that it does not maintain." (Company Letter at p. 5) The Company is silent on its access to information regarding annual payments. The Company, in fact, has access to both items of information needed to satisfy this second part of the Proposal.

First, by the Company's own admission, the Company has access to databases containing loan information, including the very detailed NSLDS. At the time of graduation, the Company can determine from the NSLDS both the total amount of debt the graduate owes, and the projected annual debt service payments. This "snapshot" as of the date of graduation satisfies the first prong of the information needed to calculate the debt-to-income ratio.

Second, the Company's assertion that is does not maintain graduates' earning information is immaterial. The Company readily has access to average annual earnings information from the Bureau of Labor Statistics ("BLS"), which would provide the second item of the information needed to calculate the debt-to-income ratio. Specifically, the BLS provides nationwide data, as to the average annual earnings for a wide range of professions, which matches up closely to the programs offered by the Company. *United States Dep't of Labor: Bureau of Labor Statistics Occupational Outlook Handbook*, http://www.bls.gov/ooh/. The significance and reliability of the BLS earnings data is further highlighted by the fact that the DOE's "gainful employment" regulations for career-training institutions specifically would have permitted those institutions, when challenging certain determinations, to rely on BLS statistics in calculating alternative earning. *U.S. Dep't of Educ. Gainful Employment Operations Manual* http://www.ifap.ed.gov/GainfulEmploymentOperationsManual/attachments/GainfulEmploymentOperationsManualMasterFile.pdf. Given the availability of the fully adequate BLS data, the Company's argument that it does not have access to earning information from the Social Security Administration is simply irrelevant.

Moreover, the Company may already track earning information independently. Notably, the Company is an adherent to the Standards of Responsible Conduct and Transparency ("Standards") promulgated by the Foundation for Education Success, www.edsuccessfoundation.org/standards/. As an adherent to the Standards, the Company attests that any "representation of compensation for a specific career after graduation must be supported by written or electronic disclosures based upon: (1) actual data; (2) data required or permitted by federal or state laws or accreditations standards; or (3) Bureau of Labor Statistics data." *Id.* Thus, whether from its own data or from the BLS statistics, the Company has access to the average income data its needs to calculate the requested ratio at time of graduation.

The Company's Letter tries to undermine the reliability of the BLS data. (Company Letter at p. 5). But, the Company, as in the example stated above, acknowledges that it could rely upon BLS data to provide information on earnings. While the BLS data is not further subdivided by Associate degree, Master's degree, etc., its breakdown by profession provides sufficient detail to enable the Company to calculate the ratios for its various programs. Therefore, if the Company wishes, it could append a footnote explaining that the data for the various professions may include holders of both basic and more advanced degrees. Additionally, BLS data is but one source that the Company can access to obtain information on income. For example, the National Association of Colleges and Employers publishes a study which gives earning information broken down by degree. The information is derived from the Bureau of Labor Statistics, the Census Bureau, and a master data set developed by Job Search Intelligence. National Association of Colleges and Employers: Salary Survey. A recent example is available at: http://www.aug.edu/career_center/2012%20September%20NACE%20Salary%20Survey.pdf. While it is not necessary to provide information by degree type, the Company has access to reliable and accurate information to disclose information by degree type, if it so chooses.

The Company also contradicts itself on this very point in its letter to the Division, arguing in the "ordinary business" portion of its letter that "the Company must monitor statistics such as the percentage of revenues received from federal aid programs and loan default rates... [and] monitoring and evaluating these statistics is precisely the kind of fundamental, day-to-day operational matter that justifies excluding the Proposal. . . ." (Company Letter at p. 8).

The Company has taken an unnecessarily broad view of what constitutes impossibility. The Staff has refused to exclude proposals under Rule 14a-8(i)(6) where a company has made a poorly supported assertion that compiling the requested information was an impossible task. *See ExxonMobil Corporation* (March 19, 2004) (rejecting Company's argument under (i)(6) that it was unable to respond to proposal seeking "research data relevant to ExxonMobil's stated position on the science of climate change"); *Duke Energy Corporation* (March 1, 2002) (proposal seeking report on company's risk of, and responsibility for, harm from participating in nuclear energy programs). Consequently, the Company's argument that it is beyond the Company's power to report on its graduates' debt-to-income ratio is meritless as well.

Based on the forgoing information, the Funds have demonstrated that the Company has access to: (1) the information needed to calculate the loan repayment rates and (2) the information needed to calculate debt-to-income ratio. Therefore, the Staff should reject the Company's request for relief under Rule 14a-8(i)(6).

B. <u>The Proposal is not vague or indefinite under Rule 14a-8(i)(3)</u>

The Company fails to meet its burden of proof to demonstrate that the Proposal is inherently vague or indefinite. In *Staff Legal Bulletin 14B* (Sept. 15, 2004), the Staff made clear that to exclude a proposal as vague and indefinite under 14a-8(i)(3), the Company must demonstrate that "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Company fails to meet the burden set-forth in *Staff Legal Bulletin 14B* thus, it should not be permitted to exclude the Proposal in reliance on 14a-8(i)(3).

The Proposal requests that the Company annually report on the expected ability of students to repay their student loans. The Company concedes that the overall intent of the report is clear. (Company Letter at p. 6). Nevertheless, the Company tries to inject several degrees of complexity into a clear and straight-forward request by arguing that the Proposal is "future-looking" and requires the Company to predict "a multitude of future variables." *Id.* The Company need not speculate or predict. As fully explained above, NSLDS and BLS maintain the information required to calculate students' loan repayment rate and debt-to-income ratio, respectively. The Proposal simply requests the Company access the necessary information from these reputable sites and calculate - not predict - the loan repayment rate and the debt-to-income ratio.

The Company cites as vague and indefinite the terms: "typical graduate;" "gainful employment in a recognized occupation;" and "actively being repaid." However, the Company fails to provide any meaningful explanation regarding the perceived ambiguity in these terms. The Company, an institution in the business of educating, surely can apply the ordinary meaning to the above terms.

First, typical graduate, as used in the Proposal, maintains its ordinary meaning - a student who graduated from a Company-owned institution upon completing the respective degree program. The Company fails to demonstrate how a commonly understood term, given its ordinary meaning, is subject to multiple interpretations or is false or misleading.

Second, when given its ordinary meaning, the term "gainful employment in a recognized occupation" can have no other construction but – salaried employment in an area related to the graduates' degree program. It is unclear what the Company finds inherently vague about the term "gainful employment in a recognized occupation." Indeed, "gainful employment" is a key term in the relevant federal education statute, 20 U.S.C. §1088(b) and (c) (1). The Company Letter generally fails to shed any light on the perceived ambiguity. It did not offer, in the way of explanation, any differing interpretations that could result from the term. The language is clear and easy to understand. Consequently, the shareholders and the Company can *reasonably* determine what actions or measures the proposal requires.

Finally, the term "actively being repaid" refers to loans that students' are repaying either the principal or interest. No complex analysis is required to interpret these terms.

The Staff has frequently declined to issue no-action advice in the face of assertions that a sophisticated business corporation will find clear, straightforward terms to be inherently vague, indefinite or misleading. *See EQT Corp.* (Jan. 21, 2013) (in proposal for a study as to adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions, the terms "feasibility study," "use of treasury contributions," and "indirect political contributions" were not indefinitely vague or indefinite); *Verizon Communications Inc.* (Feb. 21, 2012) (proposal for annual report on "indirect" payments used in lobbying and grassroots lobbying communications); *The Goldman Sachs Group, Inc.* (Feb. 18, 2011) (proposal for annual report on funds used for political contribution or expenditure, using terms "expenditures" and "attempt to influence the general public, or segment, thereof"); *Abbott Laboratories* (Feb 8. 2012) (proposal for annual report on the company's lobbying policies and procedures, using terms "lobbying," "indirect" lobbying, and "decision making process");

The Company cites several no-action requests that the Staff excluded under Rule 14a-8(i)(3) as vague and indefinite because the material terms were subject to multiple interpretations. The no-action requests cited by the Company are inapplicable here. In fact, the Company did not and could not give a single example demonstrating that the terms are subject to multiple interpretations. Accordingly, the Staff should reject the Company's request for relief under Rule 14a-8(i)(3).

C. The Proposal does not relate to ordinary business operation under Rule 14a-8(i)(7)

1. The Proposal requests data about graduates' finances, not the Company's operations

The "ordinary business" exclusion, on its face, does not even apply to the reporting that the Proposal requests. The Proposal requests that the Company publishes a report on its graduates' loan repayment rates and debt-to-income ratios. Despite the Company's contention, neither the graduates' loan repayment rates nor their debt-to-income ratios fall within the ordinary business operations of the Company.

A proposal may only be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7) if the proposal "deals with a matter relating to the company's ordinary business operations." Securities Exchange Act of 1934 Release No. 34-40018 (May 21, 1998) (emphasis added). The Division has explained that the policy underlying the ordinary business exclusion rests on two central considerations: whether the proposal (1) relates to "tasks . . . so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) "seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

Here, the Proposal does not request that the Company provide information relating to a fundamental management task, for example "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* Rather the Proposal asks for data solely about graduates – persons who are not part of the "workforce" or of management, and have no current business or other relationship with the Company. Ironically, on one hand the Company argues it does not have the information the Proposal requests because it has no business relationship with graduates: "the Company is neither the lender nor servicer of the student loans, [and] it does not have sufficient student account data necessary to determine whether the student is repaying principal and/or interest on a third-party loan." (Company Letter at p. 4). And, on the other hand, the Company argues that "evaluating the ability of students at the Company's schools to repay their student loans falls directly within the type of 'ordinary business' matters that should be grounds for exclusion." (Company Letter at p. 8).

In short, by its very nature, the information that the Proposal seeks does not relate to the business operations of the Company nor could it, therefore, seek to micro manage the Company. The Proposal requests information specifically related only to the affairs of the graduates.

The Company further purports that the Proposal is excludable because it requests information relating to the Company's risk assessment practices. The information requested by the Proposal is limited to students' loan repayment and debt-to-income ratio and is not excludable under Rule 14a-8(i)(7). In *Chesapeake Energy Corporation* (April 2, 2010), Chesapeake sought exclusion of a proposal on the basis that it required an evaluation of risk. The Staff refused to permit exclusion of a proposal, and explained that the proposal focused primarily on sustainability and did not seek to micro manage the company. See also *Sun Trust Banks*, (March 5, 2010).

The Company has not demonstrated that the Proposal should be excluded under Rule 14a-8(i)(7). Accordingly, the Staff should reject the Company's request for relief on that ground.

2. **<u>The Proposal raises significant social policy issues concerning education</u>**

Moreover, the Proposal, which grows out of the manifest governmental and public concerns about the plight of graduates of career training schools, relates to "significant social policy issues." The Division of Corporation Finance has stated that "ordinary business" cannot be used as a rationale to exclude proposals that relate to matters of substantial public interest. The July 12, 2002 *Staff Legal Bulletin 14A*, which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

See also Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) (footnotes omitted).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be

appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

The United States Congress itself has recognized the significant public policy concerns as to the ability of graduates of career training schools to earn a living in those careers. Congress enacted the Higher Education Amendments of 1992 to better reflect its intent that for-profit institutions prepare students for "gainful employment." As explained by the district court in its memorandum opinion, as the result of that statutory change, for-profit institutions:

> . . . [are] now required to provide "an eligible program of training to prepare students for gainful employment in a recognized occupation," *id.* §§ 1088 (b)(1), (c)(1) (1994), rather than "a program of postsecondary vocational or technical education designed to fit individuals for useful employment in recognized occupations," 20 U.S.C. § 1085(c)(2)(1988).

Ass'n of Private Coll. and Univ. v. Arne Duncan, No. 11-1314 (RC), Mem. Op. & J. at 38 (June 30, 2012).

Against that broad statutory backdrop, the specific issues of loan repayment and debt-to-income ratios have been a matter of serious social policy discussion and the centerpiece of ongoing and increasing public discussions. In the last two years, the U.S. Senate Committee on Health, Education, Labor and Pension held six hearings on for-profit educational institutions. As summarized by the National Conference of State Legislators, the hearings revealed serious concerns that the industry was beleaguered with

> . . . disproportionately high student debt and default rates, deceptive recruitment practices, misleading claims of program credentials, and high levels of federal subsidy through student financial aid as well as GI Bill veteran's tuition assistance.

National Conference of State Legislators, http://www.ncsl.org/issues-research/educ/for-profit-colleges-and-universities.aspx.

After investigating the practices of for-profit education companies for over a year, Senator Tom Harkin, Chairman of the U.S. Senate Committee on Health, Education, Labor and Pension, explained that:

> "My committee's investigation over the past year has revealed an industry dominated by the very same Wall Street companies and equity investors who brought about the subprime mortgage crisis. These investors are focused on rapid growth and quick profits. In relatively short order, for profit colleges and universities have succeeded in enrolling 10 percent of the students and claiming fully 25 percent of the Federal financial aid

> budget, including $7 billion a year in Pell grants. . . . **Many of these companies generate big profits, and there is a big problem."**

Congressional Record (May 19, 2011) at p. S3153, /www.gpo.gov/fdsys/pkg/CREC-2011-05-19/pdf/CREC-2011-05-19-pt1-PgS3153.pdf. (Emphasis added).

A Government Accountability Office report ("GAO") summarized one of the major policy problems that may result from the practices of some for-profit education companies:

> . . . in the repayment period, students who attended for-profit colleges were more likely to default on federal student loans than were students from other colleges. When students do not make payments on their federal loans and the loans are in default, the federal government and taxpayers assume nearly all the risk and are left with the costs. For example, in the Direct Loan program, the federal government and taxpayers pick up 100 percent of the unpaid principal on defaulted loans. In addition, students who default are also at risk of facing a number of personal and financial burdens. For example, defaulted loans will appear on the student's credit record, which may make it more difficult to obtain an auto loan, mortgage, or credit card.

FOR-PROFIT COLLEGES: Undercover Testing Finds Colleges Encouraged Fraud and Engaged in Deceptive and Questionable Marketing Practices. (Aug. 4, 2010) at http://www.harkin.senate.gov/documents/pdf/d10948t.pdf

Prompted by similar serious public policy concerns, the United States Department of Education adopted the Gainful Employment Regulations in 2011 to require institutions to disclose loan repayment rates and debt-to-income ratios, among other information.
The Rule published in the Federal Registry explains that while for-profit institutions offer many quality programs, "these programs leave large numbers of students with unaffordable debts and poor employment prospects." *Program Integrity: Gainful Employment-Debt Measures,* https://www.federalregister.gov/articles/2011/06/13/2011-13905/program-integrity-gainful-employment-debt-measures#h-7. And, although a federal judge struck down a part of that regulation, the memorandum opinion specifically noted that in implementing the gainful employment measures the "Department [of Education] **has set out to address a serious policy problem**. . ." *Ass'n of Private Coll. and Univ. v. Arne Duncan,* No. 11-1314 (RC), Mem. Op. & J. at 38 (D.DC June 30, 2012) (emphasis added).

Like the federal government, states have also taken a keen interest in this serious policy problem. As recently as February 4, 2013, the *Boston Globe* published an article on Attorney General Martha Coakley's investigation into the recruiting and lending practices at for-profit colleges. The Attorney General described the recruiting and lending practices at for-profit institutions as a "real problem." http://bostonglobe.com/business/2013/02/04/attorney-general-martha-coakley-investigating-more-than-for-profit-schools-massachusetts/z5D69l25dv92EgDjJLwhIIO/story.html

The Company should not be permitted to hide behind the cloak of the ordinary business exclusion, given that the subject of the Proposal raises significant social policy issues as to the considerable adverse impacts on persons who attend for-profit training schools. Such a result would be in accord with the Staff's position that significant social policy concerns can include possible adverse social or other impacts of a Company's actions, including adverse impacts on individuals, even though company business issues are also implicated. *See, e.g., The Gap, Inc.* (March 14, 2012) (Staff, in declining to issue no-action advice under Rule 14a-8(i)(7) as to proposal for an end to trade partnerships with Sri Lanka unless its government ceased human rights violations, stated that "the proposal focuses on the significant social policy issue of human rights" and did not seek to micromanage).

In sum, as noted in the previous section, the Proposal does not seek data relating to Career Education's business operations. However, even if it did, the Proposal addresses a significant social policy concern. The Company's request to be permitted to omit the Proposal under Rule14a-8(i)(7) should, therefore, be denied.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Shauna-Kay Gooden

Cc: Lawrence D. Levin, Esq.
Katten Muchin Rosenman LLP
525 W. Monroe Street,
Chicago, IL 60661-3693
Lawrence.levin@kattenlaw.com

Katten
Katten Muchin Rosenman LLP

525 W. Monroe Street
Chicago, IL 60661-3693
312.902.5200 tel
312.902.1061 fax

Lawrence D. Levin
lawrence.levin@kattenlaw.com
312.902.5654 direct
312.577.8641 fax

Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a-8(i)(7)

January 8, 2013

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Career Education Corporation – 2013 Annual Meeting Shareholder Proposal Submitted by the Comptroller of the City of New York

Ladies and Gentlemen:

This letter is to inform you that our client, Career Education Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Comptroller of the City of New York (the "Proponent"). We also request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Securities and Exchange Commission (the "Commission") that enforcement action be taken if the Company omits the Proposal from its 2013 Proxy Materials for the reasons discussed below.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy Materials. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the Company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2013 Proxy Materials with the Commission on or about March 29, 2013.

THE PROPOSAL

The Proposal states:

> Shareholders request that the Board of Directors annually report to shareholders on the expected ability of students at Company-owned institutions to repay their student loans. At minimum, the report should include the following for each educational program leading to a degree or to gainful employment in a recognized occupation:
>
> 1. A loan repayment rate showing the percentage of graduates' and non-completers' original federal student loan balances actively being repaid.
> 2. A debt-to-income ratio showing the ratio of annual payments on student loans from all available sources to annual earnings for a typical graduate based on actual loan balances and earnings data to the extent feasible.
> 3. A description of the data sources, definitions (e.g. cohorts and cohort periods) and methodologies used to calculate the quantitative indicators.
>
> The Board may include only loans incurred to attend Company-owned institutions, and may exclude programs with too few students to generate reliable indicators. The report should omit confidential information and be prepared at reasonable cost by December 31, 2013.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to (i) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; (ii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite so as to be inherently misleading in violation of Rule 14a-9; and (iii) Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

BACKGROUND

The Company, through its colleges, schools and universities, offers education to more than 80,000 students across the world in a variety of career-oriented disciplines through online, on-ground and hybrid learning program offerings. The Company's more than 90 campuses serve these students in locations throughout the United States and in France, the United Kingdom and Monaco, and offer doctoral, master's, bachelor's and associate degrees and diploma and certificate programs.

As stated in the supporting statement to the Proposal (the "Supporting Statement"), the U.S. Department of Education ("DOE") issued new "gainful employment regulations in 2011" and "[t]he DOE regulations, if implemented, would require programs to meet one of three tests or lose eligibility for federal student aid: at least 35% of graduates must be repaying their loans, the typical graduate's estimated annual loan payments must not exceed 12% of earnings, or they must not exceed 30% of discretionary income." The Supporting Statement further provides that "[i]n June 2012 a federal judge struck down the 35% repayment rate threshold as arbitrary and vacated the debt ratios because they were designed to work together with the repayment rate." The United States District Court for the District of Columbia vacated such portion of the regulation based on a determination that it was "arbitrary and capricious." *APSCU v. Duncan*, Case No. 1:11-CV-01314-RC, Dkt. 25 at 1 (D.D.C. June 30, 2012). The Proposal attempts to require the Company to provide an annual report containing information similar to what it would have been required to report had the "gainful employment" regulations not been invalidated by the District Court. In fact, the Supporting Statement specifically requests that "[t]o ensure data integrity and comparability, we recommend the Company calculate the metrics using the formulas and procedures established in the DOE regulations, to the extent feasible." Had the "gainful employment" regulations not been invalidated, the DOE, which is the only entity that possesses or has access to the information necessary to make these computations, would have supplied it to the Company. Without this data from the DOE, the Company does not have the data necessary for such computations, and is unable to provide the annual report requested by the Proponent.

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(6) because it calls for a report that is beyond the Company's power to implement.

Rule 14a-8(i)(6) permits a company to exclude a proposal "[i]f the company would lack the power or authority to implement the proposal," such as where a proposal cannot be implemented because it requires action by a third party over which a company has no control. The Staff has frequently concurred that a proposal is excludable under Rule 14a-8(i)(6) when implementation of the proposal depends on the actions of other companies. See *Beckman Coulter, Inc.* (Dec. 23, 2008) (Staff concurred in exclusion under Rule 14a-8(i)(6) of proposal requesting implementation of compensation reforms at a different company over which the issuer had no direct or indirect control); *Ford Motor Co.* (Mar. 9, 1990) (concurring with the exclusion of a proposal because it "relate[d] to the activities of companies other than the [c]ompany [to whom the proposal was submitted] and over whom the [c]ompany ha[d] no control"); *RJR Nabisco Holdings Corp.* (Feb. 25, 1998); and *Philip Morris Companies, Inc.* (Feb. 25, 1998) (each requesting that the company tie compensation to achievement of certain industry-wide goals). Here, as discussed above and below, the Company neither has, nor has access to, the data necessary to compute the rates and ratios requested in the Proposal since the Company no longer receives the "gainful employment" data from the DOE and such data is not otherwise available to the Company. As a result, the Company is unable to, "at a minimum" report a loan repayment rate and a debt-to-income ratio as requested by the Proponent. Below is a brief discussion of why the Company does not have the "power or authority" to supply these rates and ratios.

A. Loan Repayment Rate.

The Proponent has requested that "at a minimum" the Company annually publish "a loan repayment rate." In order to publish a loan repayment rate, the Company would need information concerning student loan balances at various dates in the future, including periods well after a student has graduated from one of the Company's schools. Since the Company is neither the lender nor the servicer of the student loans, it does not have sufficient student account data necessary to determine whether the student is repaying principal and/or interest on a third-party loan. Although the Company can access some databases that would provide some information concerning these loans, such databases are inherently limited and any assumptions the Company would make with respect to this data could lead to it materially overstating or understating such repayment rates.

B. Debt-to-Income Ratio.

The Proponent has requested that "at a minimum" the Company also annually publish "a debt-to-income ratio." In order to publish a debt-to-income ratio, the Company would necessarily require access to student earnings information that it does not maintain. The proposed "gainful employment" regulations would have required companies to use mean and median annual earnings data supplied by the Social Security Administration ("SSA"). The DOE would have supplied such information to the Company since the Company does not have access to SSA data. This conclusion was recently confirmed by the DOE in their Motion to Alter or Amend Judgment—filed on July 30, 2012—which seeks to maintain certain gainful employment reporting requirements. In their Memorandum of Law in support of their motion, the DOE specifically noted, "[s]chools also do not have the information on their students' earnings needed to calculate debt-to-income ratios. Only the Department can obtain mean and median annual earnings data from the Social Security Administration which are needed to calculate debt-to-income ratios." Although the Proponent does not require that SSA information be used in connection with computing the debt-to-income ratio for a "typical graduate," data from other sources has significant limitations. For example, information from the Bureau of Labor Statistics ("BLS") does not take into account a particular program's degree type. So, for example, BLS provides a single dollar amount that applies to students with a degree in Business Administration. However, BLS does not differentiate a student who obtained an Associate's degree from a student who earned a Master's degree. As a result, use of BLS data subjects the Company to the risk of significantly understating or overstating the income amounts included for a "typical graduate," and thereby providing materially misleading information to investors.

II. The Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and indefinite so as to be inherently misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The Staff has indicated that a proposal is misleading, and therefore excludible under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin No. 14B (Sep. 15, 2004).

For example, on numerous occasions, the Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) if a material provision of the proposal is drafted such that it is subject to multiple interpretations. See *Fuqua Industries, Inc.* (Mar. 12, 1991) (allowing exclusion of proposal because "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"); *International Business Machines Corp.* (Feb. 2, 2005) (allowing exclusion of proposal regarding executive compensation because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (Jul. 30, 1992) (allowing exclusion of proposal which was "so inherently vague and indefinite that neither the shareholders ... nor the [c]ompany ... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Capital One Financial Corp.* (Feb. 7, 2003) (allowing exclusion of proposal where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Bank of America Corp.* (Jun. 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *AT&T, Inc.* (Feb. 16, 2010, reconsideration denied Mar. 2, 2010) (concurring with the exclusion of a proposal requesting a report on payment used for political contributions and "grassroots lobbying communications" because the scope of the term "grassroots lobbying" was vague and undefined); *Kroger Co.* (Mar. 19, 2004) (concurring with the exclusion of a proposal requesting a report based on the Global Reporting Initiative's sustainability reporting guidelines because the proposal's brief description of the sustainability reporting guidelines did not adequately inform shareholders of what they would be voting on and did not adequately inform the company of what would be required to implement the proposal); and *Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the shareholders voting on the proposal nor the subject company in implementing the proposal if adopted would have been able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal.

The Proposal asks shareholders to vote on a resolution requiring the Company to annually report on "the expected ability of students at Company-owned institutions to repay their student loans." Although the overall intent of this report is clear, asking the Company to accurately predict the expected ability of students to repay their individual student loans is impossible, since it is subject to a multitude of future variables that no one can predict. These variables include, but are not limited to, predictions regarding: the personal and third-party resources that such persons may have outside of their employment-related income, the impact of career changes or interruptions, the impact of national economic conditions, including unemployment rates, etc... Based on the fact that the future-looking nature of the Proposal asks the Company to predict a multitude of variables, all of which could possibly impact the ability of students to repay their student loans, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal.

The Proposal also contains a number of other phrases that are so vague and indefinite that any action ultimately taken by the Company to define these terms in order to implement the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. Among these vague and indefinite phrases included in the Proposal is "typical graduate." How is this to be defined in a Company that offers multiple degree levels in majors as varied as business administration and culinary arts and whose graduates are employed in cities around the world? Other undefined and vague terms that are referenced in the Proposal and which are essential to its implementation include "gainful employment in a recognized occupation" and "actively being repaid."

Neither the Company nor its shareholders can determine with reasonable certainty what is being proposed regarding the content of the requested annual reports. The Proposal is not clearly presented and the Company's shareholders should not be required to guess on what they are voting. In addition, the Company and the shareholders could have significantly different interpretations of the Proposal. The Company believes that the Proposal is so inherently vague and indefinite that the Proposal may be omitted under Rule 14a-8(i)(3) as a violation of Rule 14a-9.

III. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a company will be permitted to exclude a proposal from its proxy materials if such proposal "deals with a matter relating to the company's ordinary business operations." In previously released guidance, the Commission has indicated that there are two central considerations involved in whether a proposal will be considered to involve the "ordinary business" of a company, and thus be eligible for exclusion from such company's proxy materials under Rule 14a-8(i)(7). See *Exchange Act Release No. 34-40018* (May 21, 1998) (the "1998 Release").

The first consideration involves whether the proposal relates to matters "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration involves "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 12999* (Nov. 22, 1976)). The fact that a proposal involves a request for a report does not affect these considerations, as Commission guidance has established that proposals involving a request for a report will be evaluated by considering the underlying subject matter of the proposal. See *Exchange Act Release No. 34-20091* (Aug. 16, 1983). Additionally, even if a proposal involves the "ordinary business" of a company, the proposal still may not be eligible for exclusion under Rule 14a-8(i)(7) if it "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote." See *1998 Release*.

In the case of the Proposal, the Company believes that evaluating the ability of students at the Company's schools to repay their student loans (i.e., the underlying subject matter of the report called for by the Proposal) falls directly within the type of "ordinary business" matters that should be grounds for exclusion under Rule 14a-8(i)(7), and the Company does not believe that the issue of student loan repayment is so significant as to transcend the "ordinary business" subject matter of the Proposal.

A. The evaluation of a student's ability to repay his or her student loans is a proper function of management and involves ordinary business matters.

Students at the Company's schools pay for their educations in a variety of ways, including private loans and federal loans, grants and work-study programs. Because a significant number of students at the Company's schools receive loans or other federal aid under Title IV of the Higher Education Act of 1965, as amended, the Company is subject to extensive regulation by the DOE, various state agencies and accrediting institutions. In connection with this regulation, the Company must monitor statistics such as the percentage of revenues received from federal aid programs and loan default rates. If these statistics do not meet required levels at a Company school, that school may lose the ability to offer federal aid programs to its students.

Monitoring and evaluating these statistics is precisely the kind of fundamental, day-to-day operational matter that justifies excluding the Proposal under Rule 14a-8(i)(7), as it is not clear why shareholders of the Company would be in a better position to evaluate these statistics than the Company's management. The Company's schools are located around the world and have diverse student populations with varying levels of income and abilities to repay. Decisions regarding these diverse populations of students are better made by the management of the Company who works with these students on a day-to-day basis, and not by shareholders of the Company who can only make decisions at a Company-wide level at the Company's annual meeting.

Certain aspects of the Proposal also address the Company's risk assessment practices and general legal function, and the Commission has previously indicated that proposals addressing these issues may be excluded because they infringe on a company's day-to-day business operations. For example, in *FedEx Corporation* (Jul. 14, 2009), FedEx was permitted to exclude a proposal requesting an independent committee report regarding its compliance with laws governing the classification of employees, and in *Verizon Communications Inc.* (Jan. 7, 2008), Verizon was permitted to exclude a proposal requesting a report on Verizon's policies for preventing and handling illegal trespass incidents. In each case, a significant underlying purpose of the requested report was to allow shareholders to evaluate the legal and regulatory risks involved in the company's current practices. Similarly, in the Supporting Statement to the Proposal, the Proponent states "[w]e believe annual disclosure of the requested metrics would allow shareholders to evaluate program performance in preparing students for gainful employment and assess the Company's exposure to legal and regulatory risk." It is exactly this type of legal and regulatory risk assessment that can infringe on a company's day-to-day business operations, which is another reason why the Proposal should be properly excluded pursuant to Rule 14a-8(i)(7).

B. The Proposal's focus on ordinary business matters is not overridden by a significant policy concern.

The Supporting Statement to the Proposal discusses, with respect to for-profit education companies such as the Company, recent "scrutiny of the quality of the education they provide, the extensive federal subsidies they receive (equal to 79.2% of their revenue in 2010, according to a U.S. Senate report), the marketing tactics they use, and the success of their graduates in finding good jobs." The Supporting Statement also references recent reports by the U.S. Government Accountability Office (released in 2010) and a U.S. Senate committee (released in July of 2012) regarding the for-profit education industry, as well as the "gainful employment" regulations discussed earlier in this request. By raising these issues, the Proponent appears to be focusing on what it believes to be a significant social policy issue involving the quality of education provided by for-profit schools compared to the cost to attend such schools. However, despite the matters mentioned in the Proposal, the Company does not believe that the issues raised by the Proposal have been the subject of sufficient public debate, media coverage or regulatory activity so as to override the fact that the Proposal deals centrally with the "ordinary business matters" of the Company, as described above.

The Company notes that, to its knowledge, it is the only for-profit education company to receive a proposal requesting that it prepare a report examining the issues of loan repayment and debt-to-income ratios. As the Company is far from the only participant in its industry, this lack of similar proposals indicates to the Company that these issues are not yet of sufficient importance to investors to override the previously discussed justifications for excluding the Proposal under Rule 14a-8(i)(7). For instance, in *AT&T, Inc.* (Feb. 2, 2011) and *Hewlett-Packard Co.* (Nov. 18, 2011; reconsideration denied Dec. 16, 2011), the Commission permitted the exclusion of proposals pursuant to Rule 14a-8(i)(7) regarding the issues of net neutrality and auditor rotation, respectively, which were topics of discussion at the time but had not yet emerged as issues of widespread public debate. The Company acknowledges that the Commission has since reversed its position with respect to the issue of net neutrality, and has denied exclusion under Rule 14a-8(i)(7) for proposals related to net neutrality. See *Sprint Nextel Corporation* (Mar. 29, 2012). However, this reversal came after years of permitting the exclusion of proposals related to this issue, and after years of ongoing public debate and related legislation. In the case of for-profit schools and the ability of their students to repay loans, the Company believes that the public debate has not been sufficiently widespread and has not been ongoing for a sufficient amount of time so as to override the fact that the Proposal deals centrally with the "ordinary business matters" of the Company. Accordingly, the Company believes that the Proposal should be properly excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 902-5654 or via email at lawrence.levin@kattenlaw.com or Jeffrey D. Ayers, the Company's Senior Vice President, General Counsel and Corporate Secretary, at (847) 585-2020 or via email at JAyers@careered.com.

Sincerely,



Lawrence D. Levin

cc: Michael Garland
Jeffrey D. Ayers, Senior Vice President, General Counsel and Corporate Secretary, Career Education Corporation

EXHIBIT A



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 27, 2012

Mr. Jeffrey D. Ayers
Senior Vice President,
General Counsel and Corporate Secretary
Career Education Corporation
231 North Martingale Road
Schaumburg, IL 60173

Dear Mr. Ayers:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Career Education Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,



Michael Garland

Enclosures

Resolved:

Shareholders request that the Board of Directors annually report to shareholders on the expected ability of students at Company-owned institutions to repay their student loans. At minimum, the report should include the following for each educational program leading to a degree or to gainful employment in a recognized occupation:

1. A loan repayment rate showing the percentage of graduates' and non-completers' original federal student loan balances actively being repaid.

2. A debt-to-income ratio showing the ratio of annual payments on student loans from all available sources to annual earnings for a typical graduate, based on actual loan balances and earnings data to the extent feasible.

3. A description of the data sources, definitions (e.g. cohorts and cohort periods) and methodologies used to calculate the quantitative indicators.

The Board may include only loans incurred to attend Company-owned institutions, and may exclude programs with too few students to generate reliable indicators. The report should omit confidential information and be prepared at reasonable cost by December 31, 2013.

Supporting Statement

For-profit college operators, including the Company, have lost substantial shareholder value in recent years amid scrutiny of the quality of the education they provide, the extensive federal subsidies they receive (equal to 79.2% of their revenue in 2010, according to a U.S. Senate report), the marketing tactics they use, and the success of their graduates in finding good jobs.

Recent reports by the U.S. Government Accountability Office (http://www.gao.gov/assets/130/125197.pdf;) and a U.S. Senate committee (http://www.help.senate.gov/imo/media/for_profit_report/PartI-PartIII-SelectedAppendixes.pdf) reinforce concerns that for-profit colleges use deceptive marketing practices and leave students with high debt and few employable skills.

These concerns prompted the Department of Education (DOE) to issue new "gainful employment" regulations in 2011 and have also prompted extensive legislation. In addition to a U.S. Senate bill, at least 20 states introduced 44 bills concerning for-profit colleges in 2012.

The DOE regulations, if implemented, would require programs to meet one of three tests or lose eligibility for federal student aid: at least 35% of graduates must be repaying their loans, the typical graduate's estimated annual loan payments must not exceed 12% of earnings, or they must not exceed 30% of discretionary income. The DOE estimated that 5% of schools would lose eligibility under the rules.

In June 2012 a federal judge struck down the 35% repayment rate threshold as arbitrary and vacated the debt ratios because they were designed to work together with the repayment rate. The judge, however, affirmed the DOE's authority to issue such regulations.

As long-term shareholders, we support practices that promote sustainable value creation. We believe annual disclosure of the requested metrics would allow shareholders to evaluate program performance in preparing students for gainful employment and assess the Company's exposure to legal and regulatory risk.

To ensure data integrity and comparability, we recommend the Company calculate the metrics using the formulas and procedures established in the DOE regulations, to the extent feasible.

We urge shareholder to support this proposal.



BNY MELLON

November 27, 2012

To Whom It May Concern

Re: Career Education Corporation **Cusip#: 141665109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 27, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 63,233 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

November 27, 2012

To Whom It May Concern

Re: Career Education Corporation **Cusip#: 141665109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 27, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 33,077 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

November 27, 2012

To Whom It May Concern

Re: Career Education Corporation **Cusip#: 141665109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 27, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 32,890 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

November 27, 2012

To Whom It May Concern

Re: Career Education Corporation **Cusip#: 141665109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 27, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 2,954 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

November 27, 2012

To Whom It May Concern

Re: Career Education Corporation **Cusip#: 141665109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 27, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 9,580 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286